

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 18, 2012

Via E-mail
Mr. Günther Braun
President and Chief Executive Officer
Rofin Sinar Technologies Inc.
40984 Concept Drive
Plymouth, Michigan 48170

> **Re: Rofin Sinar Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2011**
> **Filed November 29, 2011**
> **File No. 0-21377**

Dear Mr. Braun:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kevin L. Vaughn

                                        Kevin L. Vaughn
                                        Accounting Branch Chief